

Mail Stop 4631   February 16, 2016

Via E-mail
Christopher Parisi
Associate General Counsel
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, PA 17603

> **Re:**   **Armstrong Flooring, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 2, 2016**
> **File No. 1-37589**

Dear Mr. Parisi:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Exhibit 99.1

Incurrence of Debt, page 33

1. We note that you have entered into a letter of intent with a lead arranger bank for a $225 million revolving credit facility. Please revise your disclosure to include the expected terms of these this facility, such as interest rates, maturity dates and material financial covenants. Additionally, please tell us what consideration you have given to filing this letter as an exhibit.

Notes to Unaudited Pro Forma Combined Financial Information, page 44

2. We note your response to comment 5 of our letter dated January 4, 2016. In regards to your adjustments to deferred tax assets and liabilities, please better clarify in your disclosures how the amounts in the notes result in the net adjustment amounts made to these line items on your pro forma combined balance sheet. For example, you have recorded a net reduction to deferred tax assets of $3.3 million for which you refer to notes (G), (I), and (J). Note G does not refer to adjustments being made to deferred tax assets though your response indicates that there was an impact to deferred tax assets. Notes I and J refer to increases in deferred tax assets of 9.1 million and 32.9 million.

Compensation Discussion and Analysis, page 79

Management Achievement Plan ("MAP"), page 82

3. Please disclose the following in your next amendment:
    - the EBITDA threshold and maximum values for fiscal year 2015;
    - the percentage of target MAP opportunity received when the EBITDA threshold and maximum values, respectively, are achieved; and
    - how the MAP opportunity received is calculated when the achieved EBITDA is between the threshold and target or between the target and maximum.

Financial Statements for the Year Ended December 31, 2014

Note 25. Relationship with AWI and Related Entities, page F-37

4. We note your response to comment 19 of our letter dated November 4, 2015. Pursuant to Question 4 of SAB Topic 1:B.1, we continue to believe that you should expand your disclosures to provide an analysis of your intercompany accounts with AWI. This could include a summary of cash transfers between you and AWI and the corresponding nature of the transfers.

5. We note your response to comment 20 of our letter dated November 4, 2015. In a similar manner to your response, please disclose that it is not practicable for you to provide an estimate of AFI's stand-alone basis expenses.

Exhibit 10.1

6. Please file an amended Form of Transition Services Agreement that includes Schedule 1.

7. We note that page two of Exhibit 10.1 refers to a "Separation and Exchange Agreement." Please clarify that this agreement is the same as the "Separation and Distribution Agreement" that is referenced throughout Exhibit 10.1 and will be filed as Exhibit 2.1 in an amendment to this

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Steven Daniels, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP